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                                                                Exhibit (a)(11)

                                       Contact: George Sard/Stephanie Sorrentino
                                                Sard Verbinnen & Co.
                                                212/687-8080

                 INVESTOR GROUP TAKES CONTROL OF MICRO WAREHOUSE
                  JEROME YORK NAMED CHAIRMAN, PRESIDENT AND CEO
               32.35 MILLION TENDERED SHARES ACCEPTED FOR PAYMENT

         NORWALK, CT, JANUARY 31, 2000 -- Micro Warehouse, Inc. (NASDAQ: MWHS) and Bridgeport Holdings Inc., an affiliate of an investor group led by Gary L. Wilson, Jerome B. York and Freeman Spogli & Co., announced today that they have accepted for payment the approximately 32.35 million shares (including approximately 2.39 million shares subject to guaranteed delivery procedures) of Micro Warehouse that were tendered in their $19 per share cash tender offer prior to its initial expiration on January 28, 2000.

         Including shares already owned by Bridgeport and after giving effect to Micro Warehouse's purchase of shares in the offer, Bridgeport beneficially owns approximately 93.5 % of the outstanding common shares of Micro Warehouse and has taken control of the company.

         The offer has been extended until Wednesday, February 2, 2000 at 5:00 p.m. EST, unless further extended. All shares tendered during the extension period will be promptly accepted for payment. There will be no withdrawal rights during the extension period.

         In connection with Bridgeport taking control of the company, York has been named Chairman, President and Chief Executive Officer of Micro Warehouse, replacing Peter Godfrey who has resigned. York is a former Chief Financial Officer of IBM and Chrysler.

         "I am looking forward to leading Micro Warehouse at a time of enormous opportunities in a rapidly changing business," said York. "Micro Warehouse has a large and growing Internet business, strong operating management, a talented work force and good customer relationships with thousands of medium-size and small businesses. I intend to work closely with all of these constituencies for the benefit of our employees, customers, suppliers and investors."

         The merger of Micro Warehouse into Bridgeport Acquisition Corp. is expected later this week. Each share not tendered will be converted in the merger into the right to receive $19, the same consideration being paid for shares tendered in the offer. Following completion of the merger, the Board of Directors of Micro Warehouse will be York, Wilson, Michael S. Ovitz, Alfred D. Boyer, Bradford M. Freeman, Charles P. Rullman and William C. Johnson.

         Credit Suisse First Boston and CIBC Inc. arranged the debt financing for the transaction. Alfred D. Boyer of Boyer Capital Management initiated the transaction and represented Bridgeport. Micro Warehouse was advised by Wasserstein Perella & Co, Inc. Credit Suisse First Boston is serving as dealer-manager for the tender offer.

         Micro Warehouse, Inc., with annual sales of approximately $2.4 billion, is a specialty catalog and online retailer and direct marketer of brand name personal computers, computer software, accessories, peripherals and networking products to commercial and consumer customers.